DC 175808 v4
06/16/00 11:59 AM
LLGM Draft
June 15, 2000

                        File No. 70-

           U.S. SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C. 20549

      _________________________________________________

                          FORM U-1


                         DECLARATION
                            UNDER
       THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

      ________________________________________________

                     VECTREN CORPORATION
                VECTREN UTILITY HOLDINGS INC.
                    20 N.W. Fourth Street
                     Post Office Box 209
               Evansville, Indiana  47702-0209

    (Names of company or companies filing this statement
        and addresses of principal executive offices)
      ________________________________________________

                       Not applicable

      (Name of top registered holding company parent of
                each applicant or declarant)
      ________________________________________________

                     Ronald E. Christian
    Senior Vice President, General Counsel and Secretary
                     Vectren Corporation
                     Post Office Box 209
               Evansville, Indiana  47702-0209

           (Name and address of agent for service)
       _______________________________________________
The Commission is requested to send copies of all notices, orders and communications in connection with this application to:

                     Joanne C. Rutkowski
           LeBoeuf, Lamb, Greene & MacRae, L.L.P.
                1875 Connecticut Avenue, N.W.
                   Washington, D.C.  20009

             TABLE OF CONTENTS


Item    1.   Description of Proposed Transactions

         A.  Introduction
         B.  Description of the Companies
             1.      Vectren Corporation
             2.      The Dayton Power & Light
                     Company
         C.  The Proposed Transactions

             1.      The Intermediate Holdco
             2.      Acquisition of the DP&L Assets
         D.  Utility Regulation

Item    2.   Fees, Commissions and Expenses

Item    3.   Statutory Analysis

         A.  Applicable Statutory Provisions
         B.  Legal Analysis
             1.      Section 10(b)(1)
             2.      Section 10(b)(2)
             3.      Section 10(b)(3)
             4.      Section 10(c)(1)
             5.      Section 10(c)(2)
             6.      Section 10(f)
             7.      Section 3(a)(1)

Item    4.   Regulatory Approvals

         A.  Antitrust
         B.  State Regulation

Item    5.   Procedure

Item    6.   Exhibits and Financial Statements

         A.  Exhibits
         B.  Financial Statements

Item    7.   Information as to Environmental Effects

ITEM 1.   DESCRIPTION OF PROPOSED TRANSACTIONS

     A.   Introduction.

          Vectren Corporation ("Vectren") is seeking

approval under the Public Utility Holding Company Act of

1935 (the "1935 Act" or "Act") in connection with: (i) the

formation of an intermediate holding company over its public-

utility subsidiaries and (ii) the indirect acquisition,

through the Intermediate Holdco, of a public utility company that will hold certain of the natural gas distribution

assets of The Dayton Power & Light Company ("DP&L")

(collectively, the "Transactions").  Vectren is a recently

created Indiana public utility holding company that claims

exemption from registration pursuant to Rule 2 under Section

3(a)(1) of the Act.  Following completion of the

Transactions, Vectren and the intermediate holding company

will qualify as exempt intrastate holding companies and so

ask the Commission to issue an order granting them

exemptions under Section 3(a)(1) of the Act.

     B.   Description of the Companies

          1.   Vectren

          Vectren was formed on March 31, 2000 from the

combination of Indiana Energy, Inc. and SIGCORP, Inc.

VECTREN CORPORATION, Holding Co. Act Release No. 27150

(March 8, 2000) (the "March Order").  Through its public-

utility subsidiary companies, Southern Indiana Gas and

Electric Company ("SIGECO"), Community Natural Gas Company,

Inc. ("Community") and Indiana Gas Company, Inc. ("Indiana

Gas"), Vectren provides electric and/or gas utility service

to customers in Southern and Central Indiana.

          Indiana Gas provides gas distribution service to

approximately 510,000 customers in Indiana.  In 1999,

Indiana Gas had operating revenues of approximately $431.4

million and net income of approximately $29.7 million.

          The properties of Indiana Gas used for the

production, storage and distribution of gas are located

solely within the state of Indiana, except for pipeline

facilities extending from points in northern Kentucky to

points in southern Indiana, by means of which gas is

transported to Indiana for sale or transportation by Indiana

Gas to ultimate customers in Indiana. Indiana Gas purchases approximately 50% of its total system gas supply requirements from the Gulf Coast production basin, and

approximately 48% from production in the Mid-Continent

basin.  The interstate pipelines that transport pipeline

supplies to the Indiana Gas service territory include ANR

Pipeline Company ("ANR"), CMS Panhandle Eastern Pipeline

Company, Texas Eastern Transmission Company, Texas Gas

Transmission Corporation and Midwestern Gas Transmission

Company (via ANR).

          SIGECO provides electric distribution service at

retail to approximately 126,000 customers and retail gas

distribution to approximately 107,000 customers in Indiana.

In 1999, SIGECO had operating revenues of approximately

$375.8 million and net income of approximately $46.7

million.  SIGECO's gas utility operations are located in a

single contiguous area in southwestern Indiana.  SIGECO

purchases nearly 100% of its system supply gas requirements

from the Gulf Coast production basin, particularly in the on-

shore and offshore Texas and Louisiana producing regions.

SIGECO has contracted for firm transmission capacity on five interstate gas pipelines: Texas Gas Transmission

Corporation, Midwestern Gas Transmission Company, Tennessee

Gas Pipeline Company, ANR Gas Pipeline Company and Texas

Eastern Transmission Corporation.

          In the March Order, the Commission found

"substantial" evidence that Indiana Gas, SIGECO and

Community share a common source of supply, within the

meaning of Section 2(a)(29)(B), in that the utilities

"derive their gas supply predominantly from the Gulf Coast

production basin."  The Commission further found that the

SIGECO electric operations constitute an integrated electric utility system within the meaning of Section 2(a)(29)(A)

and, further, that there is "de facto integration" of the

Vectren electric and gas systems.

          Vectren owns a number of additional non-utility

subsidiaries that are described in Appendix A.

          2.   DP&L

          DP&L is a wholly owned subsidiary of DPL, Inc., a

public utility holding company that claims exemption from

registration pursuant to Rule 2 under Section 3(a)(1).  DP&L provides electric and gas service to customers in west

central Ohio.  Of interest here, DP&L provides retail gas

distribution to approximately 300,000 customers.  Under

DP&L's operation, the gas assets were supported by long-term firm pipeline transportation agreements with ANR Gas

Pipeline Company, Texas Gas Transmission Corporation, CMS

Panhandle Eastern Pipe Line Company, Columbia Gas

Transmission Corporation and Columbia Gulf Transmission

Corporation.  Along with firm transportation services, DP&L

has approximately 14 billion cubic feet of firm storage

service with various pipelines.

          In addition, DP&L is interconnected with CNG

Transmission Corporation. Interconnections with interstate

pipelines provide DP&L the opportunity to purchase

competitively priced natural gas supplies and pipeline

services. DP&L purchases its natural gas supplies using a

portfolio approach that minimizes price risks and ensures

sufficient firm supplies at peak demand times. The portfolio consists of long-term, short-term and spot supply

agreements.  In 1999, firm agreements provided approximately

60% of total supply, with the remaining supplies purchased

on a spot/short-term basis.

          DP&L interstate pipeline contracts that are used

in connection with the operation of the gas assets will be

transferred to Vectren as part of the asset acquisition.

The existing DP&L commodity purchase contracts will not be

transferred to Vectren.  Instead, Vectren will access

commodity through the use of transferred transportation

contracts from the same sources that historically have been

available to DP&L.

     C.   The Proposed Transactions

          1.   Intermediate Holdco

          Vectren has established a new Indiana subsidiary,

Vectren Utility Holdings, Inc. ("VUHI"), that will serve as

the intermediate holding company for Vectren's utility

interests.  Vectren will contribute the common stock of its

public-utility subsidiary companies to VUHI, which will

qualify for exemption under Section 3(a)(1) of the Act.

Although it is not entirely clear that the intermediate

holding company transaction requires FERC approval, SIGECO

is filing an application under Section 203 of the Federal

Power Act.  In the event that the notice period has closed

prior to the receipt of the FERC order, Vectren requests the

Commission reserve jurisdiction over the acquisition of the

Intermediate Holding Company pending completion of the

record.

           2.   Acquisition of the DP&L Assets

           Vectren and one of its subsidiaries, Vectren

Energy Delivery of Ohio, Inc. (formerly Number-3CHK, Inc.)

(referred to here as "OhioCo") have entered into an

agreement to purchase certain of the natural gas

distribution assets of DP&L (the "DP&L Assets").  Vectren

proposes to acquire the DP&L Assets as a tenancy in common

through two separate subsidiaries: Indiana Gas will acquire

an approximately 47% ownership interest in the DP&L Assets

and OhioCo will acquire the remaining approximately 53%

ownership interest in the DP&L Assets.  OhioCo will be the

operator of DP&L Assets.  Because Ohio law requires domestic incorporation of any entity providing utility services in

Ohio, to ensure that it complies with Ohio law, Indiana Gas

has incorporated under Ohio, as well as Indiana, law.

     D.   Utility Regulation

          Indiana Gas, SIGECO and Community are subject to

broad regulation as to rates and other matters, including

affiliate transactions, by the Indiana Utility Regulatory

Commission ("Indiana Commission").  After the acquisition of the DP&L Assets, the gas distribution system jointly owned by OhioCo and Indiana Gas (the "Ohio System") will be subject to broad regulation as to rates and other matters by

The Public Utilities Commission of Ohio ("Ohio Commission").

The Ohio Commission's approval is necessary for transfer of

DP&L's gas assets.

           SIGECO's electric operations are subject to the

jurisdiction of the FERC under the Federal Power Act with

respect to wholesale electric rates and other matters.

ProLiance Energy, LLC is also subject to the jurisdiction of the FERC under the Federal Power Act, as a marketer of

electric power.  The gas distribution operations of Indiana

Gas, SIGECO and OhioCo are covered by the Hinshaw Amendment

and thus exempt from regulation by the FERC under sections

1(b) and 1(c) of the Natural Gas Act.  Moreover, that

portion of Indiana Gas' system that extends into Kentucky

solely for the purpose of interconnecting with the pipeline

of Texas Gas Transmission Corporation is subject to a

certificate issued by the FERC under Section 7f of the

Natural Gas Act.

          Following the acquisition, the Ohio System will be

covered by the Hinshaw Amendment to the Natural Gas Act and

thus exempt from FERC regulation pursuant to Section 1(c) of that act.  The Ohio System will be subject to comprehensive

rate regulation by the Ohio Commission.  In addition, the

costs of purchased gas charged to customers through

adjustment clauses in the Ohio System's rate schedules will

be subject to periodic audits by, and proceedings before,

the Ohio Commission.

          The transportation of natural gas to eligible end-

use customers through the Ohio System will be provided on an open-access, non-discriminatory basis, overseen by the Ohio

Commission which establishes guidelines for pricing, terms

and conditions for such service.

          As a public utility under Ohio law, the Ohio

System will also be subject to regulation by the Ohio

Commission as to: (1) record keeping and accounting,

including depreciation rates; (2) abandonment of utility

facilities; (3) service quality and safety; (4) issuances of stocks, bonds, notes and other securities; and (5) mergers

and certain acquisitions and leases with other public utilities. The Ohio Commission requires Ohio public utilities to file various reports and other information with the Ohio Commission on a periodic basis, including an annual report containing information regarding their utility

operations and results.

ITEM 2.   FEES, COMMISSIONS AND EXPENSES

          The fees, commissions and expenses to be paid or

incurred, directly or indirectly, in connection with the

transactions contemplated herein, are estimated to be

approximately $4.3 million.

ITEM 3.   APPLICABLE STATUTORY PROVISIONS

     A.   Applicable Provisions

          The acquisition by VUHI of the securities of the

Vectren public-utility subsidiary companies, including

OhioCo, and the indirect acquisition by Vectren of OhioCo

are subject to Sections 9 and 10 of the Act.  The standards

for exemption of Vectren and VUHI are set forth in Section

3(a)(1) of the 1935 Act.

     B.   Legal Analysis

          Section 9(a)(2) makes it unlawful, without

approval of the Commission under Section 10, "for any person to acquire directly or indirectly any security of any public utility company if such person is an affiliate ... of such

company and of any other public utility or holding company,

or will by virtue of such acquisition become such an

affiliate."  As a result of the proposed Transactions,

Vectren and VUHI will be affiliates of Indiana Gas, SIGECO,

Community and OhioCo.  The statutory standards to be

considered by the Commission in evaluating the proposed

Transactions are set forth in Section 10 of the Act.  As set forth more fully below, the Transactions comply with all of

the applicable provisions of Section 10 and, so, should be

approved.

          1.   Section 10(b)(1).

          Section 10(b)(1) precludes approval of an

acquisition that "will tend towards interlocking relations

or the concentration of control of public utility companies,

of a kind or to an extent detrimental to the public interest or the interests of investors or consumers."



                a.  Interlocking Relationships.

            By its nature, any acquisition results in new

links between theretofore unrelated companies.  Cf.

Northeast Utilities, Holding Co. Act Release No. 25221 (Dec.

21, 1990), as modified, Holding Co. Act Release No. 25273

(March 15, 1991), aff'd sub nom. City of Holyoke v. SEC, 972

F.2d 358 (D.C. Cir. 1992) (stating that interlocking

relationships are necessary to integrate two merging

entities).  While it is contemplated that there will be some overlap between the Vectren Board of Directors, on the one

hand, and the boards of VUHI and OhioCo, on the other,

interlocking boards are typical of wholly-owned subsidiaries and necessary to integrate VUHI and OhioCo into the Vectren

system.  The interlocks, therefore, will be in the public

interest and the interests of investors and consumers, and

thus not prohibited by Section 10(b)(1).

                b.  Concentration of Control.

         Section 10(b)(1) is intended to avoid "an excess of

concentration and bigness" while preserving the

"opportunities for economies of scale, the elimination of

duplicate facilities and activities, the sharing of

production capacity and reserves and generally more

efficient operations" afforded by the coordination of local

utilities into an integrated system.  AMERICAN ELECTRIC

POWER CO., 46 S.E.C. 1299, 1309 (1978).  In applying Section

10(b)(1) to utility acquisitions, the Commission must

determine whether the acquisition will create "the type of

structures and combinations at which the Act was

specifically directed."  VERMONT YANKEE NUCLEAR CORP., 43

S.E.C. 693, 700 (1968).

          In the March Order, the Commission found that the

Vectren system did not involve "the concentration of control of public utility companies, of a kind or to an extent

detrimental to the public interest or the interests of

investors or consumers."  The proposed Transactions will not affect the scope or provision of services in Indiana.  While the acquisition of the DP&L Assets will result in

subsidiaries of Vectren (Indiana Gas and OhioCo) owning a

gas utility system in Ohio, it must be noted that Vectren

will serve approximately 308,000 customers, only

approximately 9% of the total natural gas customers in Ohio.

In the combined region of Indiana and Ohio, Vectren's

utility companies will serve only approximately 19% of

natural gas customers.  In comparison to those of other

utilities, Vectren's presence will not threaten competition.

          The competitive effects of the proposed

Transactions will also be considered by other regulators.

SEE, E.G., NORTHEAST UTILITIES, Holding Co. Act Release No.

25221 (Dec. 21, 1990) (finding that "antitrust ramifications of an acquisition must be considered in light of the fact

that public utilities are regulated monopolies and that

federal and state administrative agencies regulate the rates charged consumers").  The creation of the Intermediate

Holding Company is subject to approval under Section 203 of

the Federal Power Act.  Notification and Report Forms have

been filed with the Department of Justice and Federal Trade

Commission pursuant to the Hart-Scott-Rodino Antitrust

Improvements Act of 1976, 15 U.S.C. 1311 et seq. (1996),

describing the competitive impact of the acquisition of the

DP&L Assets.

          For these reasons, the proposed Transactions will

not "tend toward interlocking relations or the concentration of control" of public utility companies, of a kind or to the extent detrimental to the public interest or the interests

of investors or customers within the meaning of Section

10(b)(1).

          2.   Section 10(b)(2)

          Section 10(b)(2) requires the Commission to

determine whether the consideration Vectren will give DP&L

for the gas assets is reasonable and whether it bears a fair relation to investment in and earning capacity of the

utility assets being acquired.  The determination of the

acquiror of the DP&L Assets was made as a result of an

auction process conducted by an investment banking firm.

There were multiple participants in that process and the

resulting price and terms and conditions for the acquisition are the product of arms'-length negotiations between the

buyer and seller.

          In light of this evidence, Vectren believes that

the consideration for the acquisition bears a fair

relationship to the sums invested in and the earning

capacity of the DP&L Assets.

          Further, Vectren believes that the estimated fees

and expenses in this matter bear a fair relation to the

value of the DP&L Assets and the strategic benefits to be

achieved by the Transaction, and further that the fees and

expenses are fair and reasonable.  See NORTHEAST UTILITIES,

Holding Co. Act Release No. 25548 (June 3, 1992), modified

on other grounds, Holding Co. Act Release No. 25550 (June 4,

1992) (noting that fees and expenses must bear a fair

relation to the value of the company to be acquired and the

benefits to be achieved in connection with the acquisition).

The total estimated fees and expenses of $4.2 million

represent less that 1% of the value of the consideration

Vectren will pay for the DP&L Assets, and are consistent

with percentages previously approved by the Commission.

SEE, E.G., ENTERGY CORP., Holding Co. Act Release No. 25952

(Dec. 17, 1993) (fees and expenses represented approximately

1.7% of the value of the consideration paid to the

shareholders of Gulf States Utilities);  NORTHEAST

UTILITIES, Holding Co. Act Release No. 25548 (June 3, 1992)

(approximately 2% of the value of the assets to be

acquired).

          3.   Section 10(b)(3).

          Section 10(b)(3) requires the Commission to

determine whether a proposed acquisition will unduly

complicate the acquirer's capital structure or will be

detrimental to the public interest or the interest of

investors or consumers or the proper functioning of the

resulting system.

          The proposed Transactions will not unduly

complicate the capital structure of Vectren or its

subsidiaries.  The proposed Transactions do not involve the

creation of any minority interests nor will the existing

senior debt and senior equity securities of Vectren be

affected by the merger.  As demonstrated below, post-

transactions, Vectren and each of its utility subsidiaries

will continue to fall within the seventy-to-thirty percent

debt-to-common equity ratio generally prescribed by the

Commission.  SEE, E.G., NATIONAL GRID GROUP PLC, Holding Co.

Act Release No.  27154 (March 15, 2000).  Vectren provides

projected debt ratios in FS-1.

           Section 10(b)(3) also directs the Commission to

consider whether an acquisition will be detrimental to the

public interest or the interest of investors or consumers,

or the proper functioning of the resulting holding company

system.  In this matter, the creation of the Intermediate

Holdco will serve to further integrate the operations of the

Vectren utilities, within the meaning of the Act, and to

provide an additional degree of structural separation and

protection for those companies.  Nor will the acquisition of the DP&L Assets be detrimental to the protected interests or to the proper functioning of the resulting holding company

system.  As a practical matter, OhioCo will operate the Ohio

System on its own behalf and on behalf of Indiana Gas.  The

DP&L Assets will be operationally combined so that the Ohio

customers will perceive that they are served by a single

entity that will do business under the name of the OhioCo.

Moreover, for Ohio regulatory purposes, the Ohio System will be treated as a single entity that is being operated by

OhioCo.  Vectren's predecessor, Indiana Energy, Inc.,

successfully employed a similar model for the past ten years with Richmond Gas Corporation and Terre Haute Gas

Corporation,
which were separate subsidiaries of Indiana Gas, but which

were operationally combined for service and regulatory

purposes.  Perhaps more importantly, this structure cannot

be implemented until it is approved by the Ohio Commission,

the agency that is most directly responsible for the

protection of Ohio utility consumers.

          4.   Section 10(c)(1)

          Under this section, the Commission cannot approve

"an acquisition of securities, or of any other interest,

which is unlawful under the provisions of Section 8 or is

detrimental to the carrying out of the provisions of Section

11."  Section 8, which governs the combination of electric

and gas operations, does not apply to the instant

Transactions.  Section 11, which again is directed to

registered rather than exempt holding companies, stands for

the principle that a registered holding company should be

generally limited to a single integrated public-utility

system.

          As noted above, the Commission in the March Order,

found that Vectren comprised an integrated electric utility

system and an integrated gas utility system and, further,

that there was "de facto" integration of the gas and

electric systems.  The creation of the intermediate holding

company will not affect the integration of the underlying

utility systems.  The question, then, for the Commission is

whether the DP&L Assets, together with Vectren's existing

gas operations, will constitute a single, integrated gas-

utility system within the meaning of the Act.

          Section 2(a)(29)(A) defines an integrated public

utility system with respect to gas utility companies as:


        a system consisting of one or more gas
        utility companies which are so located and related that substantial economies may be effectuated by being operated as a single coordinated system confined in its operations to a single area or region, in one or more states, not so large as to impair (considering the state of the art and area or region affected) the advantages of localized management, efficient operation, and the effectiveness of regulation: provided, that gas utility companies deriving natural gas from a common source of supply may be deemed to be included in a single area or region.

The DP&L Assets are located in a single area that is

adjacent to, and contiguous with, the service territory of

the existing Vectren gas operations.  Further, the DP&L

Assets and the Vectren gas operations derive their gas from

common sources of supply, as established above in the

discussion regarding common interstate pipeline systems that deliver commodity to the respective Vectren utilities.  SEE

NIPSCO INDUSTRIES, INC., Holding Co. Act Release No. 26975

(Feb. 10, 1999) (finding integration between Indiana and

Massachusetts utility companies based upon coordinated gas

supply departments, obtaining gas from common basins and

using trading hubs).

          The DP&L Assets will be included in Vectren's on-

going process of consolidating and integrating the operating departments, as well as the administrative functions, of its utility subsidiaries.  The first phase of the consolidation

of the service dispatching function has been announced.

Vectren is planning full integration of operating

departments such as corporate engineering, gas control, gas

system design, sales and marketing into a single

organizational framework.  Corporate and administrative

functions will also be integrated and centralized.  These

functions include planning and forecasting, budgeting, tax,

investor relations, treasury, human resources, corporate

communications and accounting.  Ultimately, other customer

services such as billing, call center and collections are

expected to be centralized as well.

          5.   Section 10(c)(2)

          The standards of Section 10(c)(2) are satisfied

because the Transactions will tend toward the economical and efficient development of an integrated public utility

system, thereby serving the public interest, as required by

that section of the Act.

          The Commission has previously found that the

creation of a holding company results in financial and

organizational benefits for the utility system.  WPL

HOLDINGS, INC., Holding Co. Act Release No. 25377 (Sept. 18,

1991); SEE ALSO CHEVRON CORP., Holding Co. Act Release

No. 27122 (Dec. 27, 1999); ROANOKE GAS CO., Holding Co. Act

Release No. 26996 (April 1, 1999); BEC ENERGY, Holding Co.

Act Release No. 26874 (May 15, 1998); WESTERN RESOURCES,

INC., Holding Co. Act Release No. 26783 (Nov. 24, 1997).

          With respect to the acquisition of the DPL Assets,

the Transaction will result in benefits to investors,

consumers and the public interest.  The transaction

represents an opportunity for growth.  The DP&L Assets are a logical fit in that  they are geographically close to

Vectren's existing utility operations, and, thus, there will be enhanced economies of scale from the provision of common

support to the Vectren public-utility subsidiary companies.

In addition, the overlap of interstate pipeline suppliers

and common supply basins will create opportunities for

synergies in the gas cost area.  Because this matter

involves an asset transaction and not the sale of the DP&L

business as such, relatively few corporate personnel are

being transferred to the buyer, since they will continue to

be needed to serve DP&L's continuing electric utility

operations.  Opportunities for savings will thus arise as

Vectren's existing personnel expand their duties and

responsibilities by working on behalf of the Ohio System.

Further, there will be savings and efficiencies associated

with the acquisition itself, both in financial and

operational terms, as the DP&L Assets are fully integrated

into the Vectren system.  Among other things, Vectren's

larger scale, both in financial and operational terms, will

enhance the utilities' ability to utilize new developments

in technology and information systems.

          Although some of the anticipated benefits are

strategic and will be fully realizable only in the longer

term, they are properly considered in determining whether

the standards of Section 10(c)(2) are met.  NATIONAL GRID

GROUP PLC, SUPRA; SEE AMERICAN ELECTRIC POWER CO., 46 S.E.C.

1299, 1320-1321 (1978).  The Commission has recognized that

potential  benefits are entitled to be considered,

regardless of whether they can be precisely estimated:

"[S]pecific dollar forecasts of future savings are not

necessarily required; a demonstrated potential for economies will suffice even where these are not precisely

quantifiable."  CENTERIOR ENERGY CORP., Holding Co.  Act

Release No.  24073 (April 29, 1986) (citation omitted).  SEE

ALSO ENERGY EAST CORPORATION, Holding Co. Act Release No.

26976 (Feb. 12, 1999) (authorizing acquisition based on

strategic benefits and potential, but unquantifiable,

savings).

          6.   Section 10(f)

          Section 10(f) provides that:


          The Commission shall not approve any
          acquisition as to which an application is made under this section unless it appears to the satisfaction of the Commission that such State laws as may apply in respect to such acquisition have been complied with, except where the
          Commission finds that compliance with
          such State laws would be detrimental to
          carrying out the provisions of section
          11.
The Ohio Commission is the sole state regulator with

jurisdiction over the proposed acquisition of the DP&L

Assets.  As explained in Item 4, below, Vectren has applied

for the necessary approval under Ohio law.  No state

approval is required for the intermediate holding company.

           7.   Section 3(a)(1)


           Following the proposed Acquisition, both VC and

VUHI will be holding companies within the meaning of Section

2(a)(7) of the Act.  As such they will be required to

register with the Commission , and comply with the various

requirements for registered holding companies, unless they

are able to qualify for exemption.   Section 3(a)(1)

provides a presumptive exemption from registration under the

1935 Act if:

       such holding company, and every subsidiary company thereof which is a public-utility company from which such holding company derives, directly or indirectly, any material part of its income, are predominantly intrastate in character and carry on their business substantially in a single state in which such holding company and every such subsidiary company are organized.


In other words, the objective requirements of Section

3(a)(1) are that the holding company and each of its (a)

"material" public utility subsidiaries be, (b)

"predominantly" intrastate in character and carry on its

business "substantially" in a single state in which the holding company and the material subsidiaries are organized.

If an applicant satisfies the objective requirements of the

statute, Section 3(a) directs the Commission to grant an

exemption, "unless and except insofar as [the Commission]

finds the exemption detrimental to the public interest or

the interest of investors or consumers."

          Although the statute speaks of "income," the

Commission has traditionally considered a wide range of

numerical factors and, in practice, given the greatest

deference to revenues in determining materiality.  SEE,

E.G., NIPSCO INDUSTRIES, INC., Holding Co. Act Release No.

26975 (Feb. 10, 1999) ("NIPSCO").  In NIPSCO, the Commission

also determined that it was appropriate to consider

"operating margin" or "net operating revenues," which are

defined as gross revenues minus costs of purchased gas for

retail gas distribution and the cost of fuel for electric

generation, when considering combination gas and electric

systems.

     a.   Materiality of Utility Subsidiaries

          In NIPSCO, the Commission found that an out-of-

state utility subsidiary which contributed the following

percentages of the consolidated holding company figures

would not be material for purposes of Section 3(a)(1):



               Measure            NIPSCO Range of Values

      Gross Operating Revenues          16.0-16.2%
      Operating Margin                  10.8-11.2%
      Utility Operating Income           7.1-8.7%


In the instant matter, VC, VUHI and the utility subsidiaries other than OhioCo will continue to be incorporated in

Indiana.  For purposes of analysis under Section 3(a)(1),

the only out-of-state utility will be

OhioCo., which would have contributed the following

revenues, margin and income on a pro-forma basis for 1999.*

(1)


             Measure                  OhioCo Values

      Gross Operating                     11.3%
      Revenues
      Operating Margin                    8.8%
      Utility Operating                   10.9%
      Income



The OhioCo contributions fall within the range of acceptable values under NIPSCO for both gross operating revenues and

operating margin.  While utility operating income is higher

than that considered in NIPSCO, it is within the 10% to 12%

range generally considered the bright-line limit on

contributions by immaterial subsidiaries and so, neither VC

nor VUHI will have any "material" out-of-state public-

utility subsidiary companies.

          b.   Predominantly and Substantially Intrastate

          In NIPSCO, the Commission found the "predominantly

and substantially" standard satisfied where the out-of-state utility operations represented no more than the following

percentage of total utility operations:





              Measure              NIPSCO Range of Values

      Gross Operating                    19.2-19.8%
      Revenues
      Operating Margin                   13.0-13.7%
      Utility Operating                  8.7-11.1%
      Income



___________________________________________________________

*(1) Although Indiana Gas will be an Ohio, as well as an Indiana, utility, it is treated as an Indiana utility for purposes of the analysis under Section 3(a)(1). This approach is consistent with that approved by the Commission in KU Energy Corp;, Holding Co. Act Release No. 25409 ( Nov. 13, 1991). In that matter, Kentucky Utilities Company, a Kentucky public-utility company and exempt holding company, merged with its Virginia subsidiary public-utility company. Kentucky Utilities then incorporated in Virginia, as well as in Kentucky, in order to satisfy the requirements of Virginia law. For purposes of analysis under Section 3(a)(1), Kentucky Utilities was treated as a Kentucky utility.
__________________________________________________________

Under the language of the statute, the "predominantly and

substantially" test must be applied both, on a consolidated

basis, to the holding company and, on a corporate basis, to

each material utility subsidiary.  In the instant matter, we understand that the out-of-state utility operations of VC

and the VUHI, on a pro forma basis for 1999, would have had

revenues, margins and income slightly higher than that

approved in NIPSCO but well within the range established by

Rule 2 filings and the Commission's interpretation of

similar language in Section 3(a)(2) of the Act: *(2)


             Measure                    VC/VUHI

      Gross Operating                    21.3%
      Revenues
      Operating Margin                   16.6%
      Utility Operating                  20.6%
      Income



On a corporate basis, Indiana Gas will be the only

subsidiary with out-of-state utility operations. The

contributions of revenues, margins and income by the Ohio

operations of Indiana Gas will fall within the NIPSCO

limits:


             Measure              Indiana Gas Values

      Gross Operating                   19.3%
      Revenues
      Operating Margin                  17.0%
      Utility Operating                 22.5%
      Income



          c.   "Unless and Except" Clause Considerations
________________________________________________________
*(2) See, e.g., 1999 Form U-3A-1 filed by Southwestern Energy company (24% of utility revenues and retail gas sales, on an Mcf basis, from out-of-state), 1997 Form U-3A-2 filed by LG&E Energy Corporation (20.43% out-of-state electric utility sales, on a Kwh basis), and 1997 Form U-3A-2 filed by MidAmerican Energy Holdings company (31.98% out-of-state electric utility sales, on a Kwh basis, and 17.36% out-of-state utility customers). In addition, the Commission, in HOUSTON INDUSTRIES INC., Hold Co. Act Release No. 26744 (July 24, 1997), found that a holding company which receives approximately one-third of its utility operating revenues from a subsidiary company is still "predominantly" a public-utility company within the meaning of Section 3(a)(2) of the Act.
_________________________________________________________

          As noted above, notwithstanding an applicant's

compliance with the objective requirements of Section

3(a)(1), the Commission can deny or condition an exemption,

"insofar as [the Commission] finds the exemption detrimental to the public interest or the interest of investors or

consumers."  In assessing this standard, the Commission has

traditionally focused on the presence of state regulation on the theory that federal intervention is unnecessary when

state control is adequate.  SEE, E.G., KU ENERGY CORP.,

Holding Co. Act Release No. 25409 (Nov. 13, 1991); CIPSCO

INC., Holding Co. Act Release No. 25212 (Sept. 18, 1990).

The proposed Acquisition will have not have an adverse

effect on VC's existing electric and gas operations, or on

the way that rates are regulated by the Indiana and Ohio

Commissions, or the ability of those commissions to

effectively regulate the operations of the Vectren utility

subsidiaries.

          Accordingly, the Commission should find that

sufficient safeguards exist under state law to ensure that

no potential adverse consequences will result from the

proposed Transactions, and that Vectren and VUHI are

entitled to orders of exemption under Section 3(a)(1) of the

Act.

ITEM 4. REGULATORY APPROVAL.

              Set forth below is a summary of the regulatory

approvals that will be obtained in connection with the

acquisition.

          (1)   Antitrust

          The acquisition is subject to the requirements of

the Hart-Scott-Rodino Act and the rules and regulations

thereunder, which provide that certain acquisition

transactions may not be consummated until certain

information has been furnished to the Antitrust Division of

the Department of Justice (the "Antitrust Division") and the

Federal Trade Commission (the "FTC") and until certain

waiting periods have been terminated or have expired.

Vectren and DP&L filed their notifications on March 16,

2000.

          If the acquisition is not completed within twelve

months after the expiration or termination of the waiting

period, Vectren and DP&L would be required to submit new

notices to the Antitrust Division and the FTC and a new

waiting period would have to expire or be terminated before

the acquisition could be completed.

          (2)   Federal Energy Regulatory Commission

          As noted earlier, although it is not entirely

clear that the intermediate holding company transaction

requires FERC approval, SIGECO is filing an application

under Section 203 of the Federal Power Act.  In the event

that the notice period has closed prior to the receipt of

the FERC order, Vectren requests the Commission reserve

jurisdiction over the acquisition of the Intermediate

Holding Company pending completion of the record.

         (3)   State Regulatory Approval

          The Ohio Commission has jurisdiction over the

acquisition of the DP&L Assets.  Indiana Gas, Ohio Co. and

DP&L have requested the Ohio Commission's authorization for

the acquisition.   Exhibits D-1 and D-2.

ITEM 5. PROCEDURE.

          The Commission is respectfully requested to issue

and publish not later than June 30, 2000 the requisite

notice under Rule 23 with respect to the filing of this

Application, such notice to specify a date not later than

July 25, 2000 by which comments may be entered and a date not later than July 31, 2000 as the date after which an order of the Commission granting and permitting this

Application to become effective may be entered by the

Commission.

          Vectren believes that a recommended decision by a

hearing or other responsible officer of the Commission is

not needed for approval of the proposed acquisition.  The

Division of Investment Management may assist in the

preparation of the Commission's decision.  There should be

no waiting period between the issuance of the Commission's

order and the date on which it is to become effective.

ITEM 6. EXHIBITS AND FINANCIAL STATEMENTS.

Exhibits



A-1  Vectren Corporation's Articles of Incorporation and
     By-Laws, incorporated by reference to SEC Form S-4, File No. 333-90763, November 12, 1999.

A-2 Constituent documents of Intermediate Holdco (to be filed by amendment).

B-1 Agreements governing the Acquisition (to be filed by amendment).

D-1.1 Joint Petition to the Ohio Commission, dated March 20,
       2000.

D-1.2 Supplement to Joint Petition to the Ohio Commission, dated June 8, 2000.

D-1.3 Order of the Ohio Commission (to be filed by amendment).

D-2.1 FERC application (to be filed by amendment).

D-2.2 FERC Order (to be filed by amendment).

E-1   Map of proposed combined service territory (filed in
       paper format on Form SE) (to be filed by amendment).

F-1   Opinion of counsel - Vectren Corporation (to be filed
       by amendment).

F-2   Past tense opinion of Vectren Corporation's counsel
       (to be filed by amendment).

H-1   Vectren's 1999 Annual Report, incorporated by
       reference to SEC Form 10-K, File No.
       001-15467, March 30, 2000.

H-2   1999 Form U-3A-2 for Indiana Energy, Inc., March 1,
       incorporated by reference to SEC File No. 69-00312, 2000.

H-3 1999 Form U-3A-2 for SIGCORP, Inc., incorporated by reference to SEC File No. 69-00397, February 29, 2000.

H-4 DP&L's 1999 Annual Report, incorporated by reference to SEC Form 10-K, File No. 001-02385, March 31, 2000.

I-1   Proposed Form of Notice.

J-1   Section 3(a)(1) financial projections (CONFIDENTIAL
       TREATMENT, filed under Form SE).




Financial Statements


FS-1 Vectren Corporation's Unaudited Pro Forma Condensed Consolidated Balance Sheet and Statement of Income for the 12 months ending December 31, 1999 and projected data for 2000, 2001 and 2002 (CONFIDENTIAL TREATMENT, filed under Form SE).

FS-2  Vectren Corporation's Consolidated Balance Sheet and
      Statement of Income for the quarter ended March 31, 2000, incorporated by reference to SEC Form 10-Q, File
      No. 001-15467, May 15, 2000.

FS-3  March 31, 2000, incorporated by reference to SEC
      Form 10-Q, File No. 001-02385, May 15, 2000.

FS-4  Vectren Corporation's Consolidated Balance Sheet and
      Statement of Income for the year ended December 31, 1999, incorporated by reference to SEC Form 10-K, File
      No. 001- 15467, March 30, 2000.

FS-5  DP&L's Consolidated Balance Sheet and Statement of
      Income for the year ended December 31, 1999, incorporated by reference to SEC Form 10-K, File No. 001-
      02385, March 31, 2000.



ITEM 7. INFORMATION AS TO ENVIRONMENTAL EFFECTS.

          The acquisition neither involves a "major federal

action" nor "significantly affects the quality of the human

environment" as those terms are used in Section 102(2)(C) of the National Environmental Policy Act, 42 U.S.C. Sec. 4321

et seq.  Consummation of the acquisition will not result in

changes in the operations of DP&L that would have any impact on the environment. No federal agency is preparing an environmental impact statement with respect to this matter.



                          SIGNATURE

          Pursuant to the requirements of the Public Utility

Holding Company Act of 1935, the undersigned companies have

duly caused this Application to be signed on its behalf by

the undersigned thereunto duly authorized.  The signature of the applicants, through the undersigned, is restricted to

the information contained in this application which is

pertinent to the instant application.


Date:  ______________    _____________________________
                         Ronald E. Christian
                         Senior Vice President, General
                         Counsel and Secretary

                         Appendix A
   List of Vectren Corporation's Non-Utility Subsidiaries


1. Vectren Utility Holdings, Inc. is a holding company which provides environmental and other services to Vectren's utility companies.

2. Vectren Generation Services, Inc. is an intermediate holding company under Vectren for Southern Indiana Minerals, Inc. and Vectren Fuels, Inc.

3. Southern Indiana Minerals, Inc. processes and markets coal combustion by-products.

4. Vectren Fuels, Inc owns and operates coal mining properties, including a one-hundred percent (100%) ownership interest in Cypress Creek Mine, Inc., Prosperity Mine, LLC and Cypress Creek Mine, LLC and a ninety-nine percent (99%) ownership interest in SFI Coal Sales, LLC.

5. Vectren Foundation, Inc. is a non-profit corporation under Vectren, which makes contributions to organizations and communities in which Vectren provides utility services.

6. Vectren Resources, LLC primarily provides information technology resources to Vectren and its subsidiaries.

7.   Vectren Capital Corp., and its direct subsidiary, IEI
Capital Corp., are financing vehicles for Vectren's non-regulated subsidiaries.

8. Vectren Enterprises, Inc. is a intermediate holding company for five non-regulated businesses: Vectren
Communications, Inc., Vectren Energy Services, Inc., Vectren
Financial Group, Inc., Vectren Utility Services, Inc. and
Vectren Ventures, Inc.

9. Vectren Communications, Inc. is a holding company for SIGCORP Communications Services, Inc., which conducts communications-related strategic initiatives.

10. SIGECO Advanced Communications, Inc. holds Vectren's investment in SIGECOM, Inc. and Utilicom Networks, LLC. Utilicom Networks, LLC is a joint venture between Advanced Communications, Inc. and Utilicom Networks, Inc., which markets and provides enhanced communications services over a high-capacity fiber-optic network in SIGECO's service territory.

11. Vectren Energy Services, Inc. is an intermediate holding company for Vectren Energy Solutions, Inc., which holds a one-hundred percent (100%) interest in SIGCORP Energy Services, Inc., Energy Systems Group, Inc., Vectren Environmental Services, Inc., Indiana Energy Services, Inc. (dormant) and SIGCORP Power Marketing, Inc. (dormant), and a fifty percent (50%) ownership interest in ProLiance Energy, LLC.

12. SIGCORP Energy Services, Inc. has a ninety-nine percent (99%) ownership interest in SIGCORP Energy Services, LLC, which provides natural gas, pipeline management and other natural gas related services, through its ownership interest in SIGCORP Gas Marketing, LLC, Ohio Valley Hub, LLC and Signature Energy Management, LLC.

13. Energy Systems Group, Inc. has a two-thirds ownership interest in Energy Systems Group, LLC, an energy-related performance contracting firm serving industrial and commercial customers.

14. Vectren Environmental Services, Inc. holds a fifty-one percent (51%) ownership interest in Air Quality Services, LLC, a joint venture created to provide air quality monitoring and testing services to industry and utilities.

15. ProLiance Energy, LLC provides gas and power to more than 1,000 commercial, industrial, municipal, residential and utility customers.

16. Vectren Financial Group, Inc. is an intermediate holding company for the following entities: Southern Indiana
Properties, Inc., Vectren Synfuels, Inc. and Energy Realty,
Inc.

17. Southern Indiana Properties, Inc. makes investments in real estate, which include: SIP-GT I, Inc., Southwest Lease
Capital, Inc., Southern Indiana Joint Ventures, Inc., MCN
Equities, Inc. and Joint Ventures Affiliated, Inc.

18. Vectren Synfuels, Inc. owns a limited partnership in Pace Carbon Synfuels Investors, L.P., which produces and sells coal-based synthetic fuel that qualifies for federal tax credits.

19. Energy Realty, Inc. invests in real estate and affordable housing, including a ninety-eight percent (98%) ownership interest in BCI Holding Co., LLC.

20. Vectren Utility Services, Inc. holds investments in non-regulated subsidiaries which provide various services to Vectren, and include Reliant Services, LLC, CIGMA, LLC, IEI Financial Services, LLC and Utility Debt Collectors, Inc. (dormant).

21. Reliant Services, LLC is an underground locating, construction and meter reading company.

22. CIGMA, LLC is a regional supplier of materials and integrated supply solutions to the energy market and related industries.

23. IEI Financial Services, LLC performs third-party collections, energy-related equipment leasing and related services.

24. Vectren Ventures, Inc. invests in energy-related companies and projects and holds the remainder one percent
(1%) interests in Vectren Resources, LLC, SIGCORP Energy
Services, LLC and IEI Financial Services, LLC.